                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           FORM 10-SB/Amendment No. 1

               GENERAL INFORMATION FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                  Under Section 12(b) or (g) of The Securities
                              Exchange Act of 1934


                      FINANCIAL TELECOM LIMITED (USA), INC.
                      -------------------------------------
                 (Name of Small Business Issuer in its charter)


           Nevada                                               58-2670972
           ------                                               ----------
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                             Identification No.)



    308, Hang Bong Commercial Center, 28 Shanghai Street, Kowloon, Hong Kong
    ------------------------------------------------------------------------
                    (Address of principal executive offices)

                    Issuer's telephone number: 852 2868 0668

          Securities to be registered under Section 12(g) of the Act:

                              Title of each class
                              to be so registered:
                              --------------------
                                  Common Stock

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

         Financial Telecom Limited (USA), Inc. ("FTL" or "the Company") through its wholly-owned subsidiary, Financial Telecom Limited, a private company limited by shares incorporated in Hong Kong ("FTL HK"), is principally engaged in the business of providing real-time stock quotes and financial information of Hong Kong listed companies, including information on other international stock exchanges in the United States and Europe, to institutional and retail investors. FTL HK was the first company in Hong Kong to provide real-time financial information services using a wireless network for the dissemination of data. FTL HK generates revenue through the provision of online financial information services and the sale of well-known technical analysis software and related Internet and telephone services. FTL HK maintains a financial portal featuring stock trading, real-time quotes and company data banks for investors in Hong Kong and Mainland China. These investors include major investment houses, banks, securities firms, and mutual fund managers as well as individual investors.

         FTL HK was incorporated in 1983. Pursuant to a Stock Purchase Agreement by and between FTL HK and the Hartcourt Companies, Inc. ("Hartcourt") dated August 19, 1999, Hartcourt acquired 4,964,990 ordinary shares of FTL HK. In 2003, FTL HK repurchased 3,427,349 shares and 92,000 shares of the ordinary shares of FTL HK from Bowland International Limited ("Bowland") and Tang Wing On, respectively. As a result of this repurchase, Hartcourt held all the issued and outstanding stock of FTL HK.

         FTL was incorporated in Nevada in April 2003 with Hartcourt owning all issued shares. On September 10, 2003, FTL entered into a Share Exchange Agreement with Hartcourt, pursuant to which FTL purchased from Hartcourt 4,964,990 shares of common stock of FTL HK, representing all of the issued and outstanding capital stock of FTL HK. Pursuant to the Share Exchange Agreement, FTL HK became a wholly owned subsidiary of FTL. As the sole asset of FTL is FTL HK, the purpose of the transaction was to restructure FTL HK as a wholly-owned subsidiary of FTL.

         The Company's headquarters are located at 308, Hang Bong Commercial Center, 28 Shanghai Street, Kowloon, Hong Kong. Its telephone number is (852) 2868 0668. The Company also maintains a website at www.fintel.com.

         Hartcourt plans to distribute to each record holder of Hartcourt common stock, $0.001 par value, as of the close of business on October 17, 2003 (the "Record Date"), .09232471 share of the $0.001 par value common stock of FTL, for each share of Hartcourt common stock owned as of the close of business on the Record Date (the "Distribution").

         Hartcourt currently owns 15,100,000 shares of FTL's outstanding common stock, representing all of FTL's outstanding capital stock, and will effect the Distribution subject to the approval of the shareholders of Hartcourt and the NASD's approval of an application to list FTL's common shares on the OTC Bulletin Board. As a result, 100% of the outstanding shares of FTL common stock will be distributed to holders of Hartcourt common stock on a pro rata basis. Hartcourt shareholders will not be asked to give any consideration for receiving shares of FTL common stock. There is no current market for the FTL common stock. FTL is in the process of applying to have its common stock included on the OTC Bulletin Board. The Distribution is contingent upon the application for listing being approved.


INDUSTRY OVERVIEW

         The financial information market in Hong Kong can broadly be divided into two major segments based on the target audience and the content provided. The first segment, served by international data vendors such as Reuters and Bloomberg, is comprised of financial institutions and large corporations that receive a wide spectrum of financial data services. The second segment, much larger in terms of number of subscribers, is comprised of retail investors such as individuals, brokerage firms and small to medium size companies that are more focused on the local stock market. The Company's services target this second segment of retail investors.

         As of May 1, 2004, there were eighty-six data vendors licensed to obtain data from the Hong Kong Exchanges and Clearing Limited, the sole stock exchange in Hong Kong. Of these eighty-six vendors, sixty-one are real time data vendors. Twenty-nine of these sixty-one vendors, of which the Company is one, are direct connected licensees. FTL HK currently provides real time data to three of these indirect connected licensees. Of the other twenty-five vendors, two are end-of-day data vendors and twenty-three are delayed data vendors.

         The financial information market is largely dependent on the activeness of financial markets, especially the stock market. The stock market in Hong Kong has experienced a contraction in turnover value. The annual turnover value in 2001 was $255 billion, representing a drop of 33.5% from the previous year. It further dropped to $211 billion in 2002, a 17.5% decrease. The turnover value improved in the second half of 2003 after SARS, reaching an annual total of $332 billion, representing an increase of 57%. Although the turnover value has shown an overall improvement in 2003, the discouraging turnover in 2001 and 2002 unavoidably affected the sales performance of FTL HK. Investor confidence only started to improve towards the end of 2003.

         In view of the gloomy outlook of the local market situation, the Company embarked on cost saving measures as well as exploring the Chinese market. China's stock market has seen rapid growth since it was established in 1990. According to recent government statistics as of year end 2003, China has 1,287 public companies listed at the Shanghai and Shenzhen stock exchanges and over 70 million investors owning brokerage accounts. Total turnover value was $401 billion in 2003, an increase of 15% over that in 2002. Based on total market capitalization, China is the world's sixth largest stock market, and among the stock markets in Asia, it ranks second only to Japan.

         Based on the historical growth in China's security market, the Company predicts that by 2008 the number of listed companies in China will increase to 2,000. Further, it predicts that by 2010, on-line stock trading will be the major transaction vehicle in China. Along with these changes, an increasing amount of financial and investment products are becoming available to private investors. As China investors have more choices of where to invest their money, the demand for quality financial information also grows. The explosive growth in the stock market has created a surge in public demand for investment information and institutions to provide such information.

OPERATING STRATEGY

         FTL's mission is to become the premier financial information service company in Hong Kong and Mainland China. Pursuant to this goal, FTL is committed to providing the most advanced network service and information technology and the most timely and relevant financial information to investors and financial institutions.

         FTL plans to aggressively expand to Mainland China through the formation of strategic partnerships with other technology and data solution companies. There is currently a shortage of accurate and timely financial information and investment options for both consumers and corporate entities in Mainland China. FTL aims to fill this void. FTL is also in the process of forming an international network of data vendors to provide a global financial information service using MetaStock as the end-user software. Through this operating strategy, FTL is positioning itself to satisfy the growth in demand for financial information in Hong Kong and Mainland China. FTL believes that this operating strategy will help it to achieve its goal of being the premier financial information service company in Hong Kong and Mainland China.

CURRENT PRODUCTS AND SERVICES

         SINOBULL LINK-METASTOCK. SinoBull Link-MetaStock is a real-time quotation feed specifically designed for the well-known technical analysis software "MetaStock." MetaStock is a product of Equis, a division of Reuters. In 2001, FTL HK was appointed by Equis as the Hong Kong and Mainland China distributor of the MetaStock software. This appointment lasts until June 1, 2004, and is renewable thereafter upon mutual consent of FTL HK and Equis. Equis also commissioned FTL HK to prepare a Chinese version of MetaStock, specifically catered to the market in China. FTL HK will have the exclusive right to distribute the Chinese version of MetaStock. To support MetaStock, FTL HK has developed a data feed with Hong Kong and Mainland China stock and forex data running on FTL HK's proprietary iServer and iSync platform. MetaStock is marketed as a stand-alone software. Users can also subscribe to FTL HK's end-of-day or real time data feed service. The target market for MetaStock is institutional investors in the Hong Kong and Mainland China region.

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         EFT FINANCE. EFT Finance is a service jointly provided by FTL HK and the Chinese data vendor Shanghai NetBank Limited. EFT Finance provides international stock quotes along with news and market reports. EFT Finance also includes a semi-professional charting system. Two versions of EFT Finance are presently available: VIT and ADSL. The VIT version primarily serves the brokers and financial institutions markets by using the broadband dedicated virtual private network. The VIT version offers a high speed and reliable data transfer capability that is especially helpful when capturing data for charting purposes. The ADSL version, on the other hand, is a client/server application that utilizes the ADSL bandwidth connected to regional servers for access to broadband financial information. The ADSL version is characterized by a flexibility and convenience of installation. It incorporates simple display format and analytical tools targeting the mass investor population. FTL HK expects a high demand for this quote and trade platform once the QDII scheme is launched.

         FINTEL DATA FEED. Fintel Data Feed is a direct feed supplying real-time or delayed data to third party applications. The data provided through Fintel Data Feed includes on-line trading, portfolio management, credit control and order routing system and back office system.

         SPIDERLINK PRO. SpiderLink Pro is a comprehensive quotation system that offers real-time quotes on Hong Kong stocks, futures, market indices, international forex, precious metals and financial news. SpiderLink Pro also offers charting tools and real-time analytical reports designed for use by personal investors. The Hong Kong stock quotes cover all stocks, warrants and options in teletext format with broker queue and market trade information directly from the Hong Kong Stock Exchange. The forex feed includes multiple forex spot and cross rates including Euro, Japanese Yen, Sterling Pound, Swiss Franc, Australian Dollar, Canadian Dollar, New Zealand Dollar and United States Dollar. Major international market indices include the Hang Seng Index, Dow Jones Industrial Average Index, London FT 100, Nikkei Index, Frankfurt DAX, Paris CAC General, Singapore Straits Times, Sydney AOL and Toronto Composite Index. Precious metals quoted on SpiderLink Pro include Local London Gold, Local London Silver, Hong Kong Local London Gold and Hong Kong Gold.

MARKETING STRATEGY

         In an effort to expand its client base both for institutional and individual users in the China and overseas markets, FTL plans to adopt a broad range of marketing activities designed to develop name recognition and promote its brand and services. FTL intends to initiate a number of strategies to promote both its own products as well as bundled products with third parties. These strategies include:

         DIRECT MARKETING. The Company plans to market its services through direct mailing and follow up with demonstrations of its product and services. The Company intends to distribute registration forms and brochures via mail and facsimile that describe its line of services. The Company also plans to hire sales agents to market the Company's services at shops in complimentary fields, such as computer shops, electrical appliance shops and brokerage firms. The Company also plans on hiring sales agents to market its services directly to brokerage firms and investors in China.

         LOCATING JOINT SERVICE PARTNERS. The Company plans to explore the possibility of coordinating the delivery of its services with other service providers in Mainland China and Taiwan, whereby the companies would join together to deliver comprehensive data coverage.

         CHINESE TELEVISION. Over one thousand cable television stations exist in China. The Company plans to work with its current strategic partner EFO Group, which specializes in building TV video cards and satellite data transmission systems, to approach these television stations to explore the possibilities of building a financial television channel or providing financial quotation services over established networks.

         ADVERTISEMENTS. The Company plans to advertise in Hong Kong and China via traditional media, including economic newspapers, financial magazines and journals. The Company also plans to place printed brochures in prominent financial institution user outlets to solicit walk-in clients.

         SEMINARS AND ROAD SHOWS. The Company intends to hold free interactive training seminars in locations such as brokerage firms, university classes and bank halls to generate exposure of its terminal products, including EFT Finance and MetaStock. By leveraging the reputation of these large and well-known institutions, the Company hopes to attract other enterprises and users to its services.

         ESTABLISH A MULTI-REGION DATA NETWORK. The Company intends to approach individual market data vendors in various regions (such as Singapore, Taiwan, Thailand, United States, Canada and Australia) to explore the possibility of developing a cross-selling service. Under the joint service, the individual market data vendors would provide the local data feed, hardware, storage space, internet access bandwidth and user account information, which FTL would then distribute through its iServer infrastructure. EFT Finance has already joined as a member of this network providing data to Mainland China.

INTELLECTUAL PROPERTY

         The Company's subsidiary, FTL HK, owns the intellectual property rights to its i-Server Data protocol, I-Link, Fintel Pro and Fintel online. Because these intellectual property rights have not been registered, they are vulnerable to infringement.

EMPLOYEES

         As of May 1, 2004, the Company had five employees, four of whom are employed on a full-time basis. The Company also utilizes Hartcourt staff from time to time.

         Following its spin-off from Hartcourt, the Company may seek to enter into an agreement with Hartcourt, pursuant to which Hartcourt will agree to continue to make available the services of certain of its employees to the Company on a part-time basis, if needed by the Company. The Company anticipates that any such agreement will be on commercially reasonable terms and have a limited term, while the Company develops independent infrastructure, including the hiring of necessary personnel. However, no such agreement currently exists and there can be no assurance that the Company will be able to secure terms favorable to it. If and when such agreement is entered into, the Company believes that it will enable it to more easily transition from being a subsidiary of Hartcourt into an independent operating company.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS/RISK FACTORS

The following discussion should be read in conjunction with the Company's financial statements and the notes thereto and the other financial information appearing elsewhere in this document. In addition to historical information, the following discussion and other parts of this document contain certain forward-looking information. When used in this discussion, the words "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected due to a number of factors beyond our control. The Company does not undertake to publicly update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. You are also urged to carefully review and consider our discussions regarding the various factors, which affect our business, included in this section and elsewhere in this report.

Factors that might cause actual results, performance or achievements to differ materially from those projected or implied in such forward-looking statements include, among other things: (i) the impact of competitive products; (ii) changes in law and regulations; (iii) limitations on future financing; (iv) increases in the cost of borrowings and unavailability of debt or equity capital; (v) the inability of the Company to gain and/or hold market share; (vi) managing and maintaining growth; (vii) customer demands; (viii) market and industry conditions, (ix) the success of product development and new product introductions into the marketplace; (x) the departure of key members of management; as well as other risks and uncertainties that are described from time to time in the Company's filings with the Securities and Exchange Commission.

OVERVIEW

         The Company's wholly-owned subsidiary, FTL HK, was established in 1983 by a group of professionals in the financial service industry. It was the first company in Hong Kong to provide real-time financial information services using a wireless network for the dissemination of data. The Company, through FTL HK, generates revenue through the provision of online financial information services and the sale of well-known technical analysis software and related Internet and telephone services. Through partnership with other financial information related companies, the Company is undertaking efforts to expand its client base both for institutional and individual users, and also for China and overseas markets.

         With the recession in the Hong Kong and the depressed stock market, FTL HK has suffered a significant drop in revenue. The situation was further aggravated by the outbreak of sudden acute respiratory syndrome (SARS) in the first of half of 2003. FTL HK has also suffered a drop in revenue due to the suspension of its financial paging service in the first quarter of 2002. Fortunately, the Hong Kong economy has shown certain signals of recovery, which FTL HK believes will provide it with the opportunity to expand its business. The impressive economic growth in China also attracts the attention of international investors. Through developing new service integration and products, FTL hopes to achieve profitability for its future businesses.

RESULTS OF OPERATIONS

COMPARISON OF THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

         During 2003, FTL HK suffered from an economic slump casued by SARS, which resulted in declines in revenue and net income. In 2003, FTL HK minimized its annual expenses to approximately 26% of the previous year total expenses by laying-off some of its employees, out sourcing jobs when required and reducing marketing expenses and consolidating various professional services and data sources.

         NET SALES AND COST OF SALES. FTL HK recorded net sales of $373,476 in year 2003, compared to $488,557 in 2002. Net sales in 2003 consisted primarily of real-time financial data services and rental of equipment. The 24% drop in sales in 2003 when compared to 2002 was mainly due to the shrinkage in the local financial market caused by reductions by banks and brokerage houses of their budgets on data services and price-cutting among competitors. The outbreak of SARS also substantially reduced business activities in the first half of 2003. The demand for FTL HK's financial data service is closely related to the local stock market activities. The devastating effect of SARS had, in 2003, substantially affected the stock market activities and FTL HK's business.

         Cost of sales included cost of capacity associated with the acquisition of data-feed from various data sources (including the Honk Kong Stock Exchange, the Future Exchange of Hong Kong, Bank of China and various international data vendors) and communication network rental necessary to provide real-time broadcasting and on-demand multimedia content delivery services via different connection topology. Cost of sales for 2003 was $288,424 as compared to $385,674 for 2002, a decrease of 25% attributable to the decline in sales. The decrease in operational margin is primarily attributable to the total fixed cost allocated to the lower level of revenue.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses ("SG&A") expenses amounted to $235,238 for 2003 compared to $917,860 for 2002, a reduction of 74%. The decrease in SG&A is primarily attributed to the reduction in staffing costs, consulting, legal and administrative costs.

         OTHER INCOME. In 2003, FTL HK wrote back certain long outstanding payables and as a result, it recorded other income in the amount of $54,202.

         LOSS ON DISPOSAL OF INVESTMENT IN SECURITY. During 2002, FTL HK sold certain shares it held in Hartcourt to satisfy its operational cash requirements. This resulted in the realized loss on investment in securities of $142,885 in 2002. The company presently does not hold any securities for investment purpose.

         INTEREST EXPENSE. Interest expense was $38,856 in 2003, a reduction of 13% from $44,721 of the previous year. Interest expense represents payment of interest on loans from FTL HK's former shareholders and related parties. The decrease was a result of the lowering of prime lending rate in Hong Kong to which the interest rate on the loans is linked and reduction on the outstanding amount of such loans as well as the mortgage loan from the bank to Topomedia, the subsidiary which has been disposed of.

LIQUIDITY AND CAPITAL RESOURCES

         FTL HK's principal capital requirements during 2003 were to satisfy ordinary operating expenditures. The Company plans to actively seek funding sources once it is spun-off. The Company plans to approach funding sources such as lenders interested in lending funds to the Company to meet its working capital requirements and investors interested in purchasing Company stock. The Company has no commitments for any such funding and there are no assurances that any will be secured on terms acceptable to the Company.

         As shown in the accompanying financial statements, FTL HK incurred net losses of $1,525,127 and $72,782 for the years ended December 31, 2002 and 2003 respectively. In addition, FTL HK's cash inflow from operation is not adequate to meet its minimum monthly expenses. Its ability to continue as a going concern depends on the continued financial support from related parties including former shareholders and the success of its plan to seek funding sources once it is spun-off.

COMPARISON OF THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

         OPERATING ACTIVITIES. The net cash used for operating activities was $195,597 in 2003, compared to $354,993 in 2002. The net cash out flow during 2003 was primarily a result of the net loss of $72,782 offset by noncash items totaling ($53,786) and changes in working capital accounts totaling ($69,029). The net cash out flow during 2002 was due to the net loss of $1,525,127 offset by noncash items totaling $1,020,418 and changes in working capital accounts totaling $146,026.

         INVESTING ACTIVITIES. In 2003, no cash inflow or outflow from investing activities was recorded. In 2002, net cash provided by investing activities amounted to $195,109, resulting from the proceeds from disposal of fixed assets of $20,084, disposal of subsidiary of $122,376 and disposal of security of $60,097. The cash used in investing activities during 2002 was to purchase equipment for $7,448. Given the company's current financial situation, no major investing activities are expected in the foreseeable future unless it is successful in funding new funding sources.

         FINANCING ACTIVITIES. In 2003, the only item that generated cash inflow to the Company from financing activities was advances from related parties in the amount of $244,017. In 2002, net cash provided by financing activities amounted to $101,203, resulting from advances from related-parties of $109,095, offset by the repayment of bank overdraft of $1,381 and repayment of bank loans of $6,511. The Company continues to receive financial support from related parties to fund its working capital requirements and to continue as a growing concern.

RECENT ACCOUNTING PRONOUNCEMENTS

            The Financial Accounting Standards Board issued the following new accounting pronouncements during 2003:

            Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. FIN 46 does not have any impact on the financial position or results of operations of the Company.

            In April 2003, the FASB issued SFAS No. 149, "Accounting for Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is generally effective for contracts entered into or modified after June 30, 2003, and all provisions should be applied prospectively. This statement does not affect the Company.

            In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. This statement does not affect the Company.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company leases 1,759 square feet for approximately $2,730 per month ($32,760 annually) for its principal offices in Kowloon. The rental is under two separate leases. The lease for 918 square feet expires on February 4, 2006. The lease for the remaining 841 square feet expires on July 31, 2004. The Company does not own or invest in any real estate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table shows the number of shares and percentage of all shares of the Company's common stock outstanding as of May 1, 2004 held by (i) any person known to the Company to be the beneficial owner of 5% or more of the Company's outstanding common stock, (ii) each director, (iii) each executive officer of the Company, and (iv) all directors and executive officers as a group. The following table does not reflect the impact of fractional shares.

                                                                               PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER (1)          NUMBER OF SHARES (2)         CLASS
----------------------------------------          --------------------         -----
The Hartcourt Companies, Inc.                     15,100,000                   100%

Stephen Tang (Director, President)                0                            0%

Richard Yan (Director, Treasurer)                 0                            0%

John Furutani (Director, Secretary)               0                            0%

Officers & Directors as a Group                   0                            0%

(1) Unless otherwise indicated, each of these holders has an address of c/o of Financial Telecom Limited (USA), Inc., 308 Hang Bong Commercial Center, 28 Shanghai Street, Kowloon Hong Kong.

(2) For purposes of this table, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. FTL common stock subject to options, warrants or other rights to purchase that are currently exercisable or are exercisable within 60 days after May 1, 2004 are deemed outstanding for purposes of computing the percentage ownership of the persons holding such options, warrants or other rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following tables sets forth certain information concerning the Company's executive officers and directors and the executive officers and directors of the Company's subsidiary, FTL HK. Except as otherwise noted, none of the executive officers are directors or officers of any publicly owned corporation or entity.

COMPANY DIRECTORS AND EXECUTIVE OFFICERS

NAME                           AGE                  PRINCIPAL POSITION
----                           ---                  ------------------
Stephen Tang                   51                   Director, President
Richard Yan                    29                   Director, Treasurer
John Furutani                  35                   Director, Secretary
Sidney Tsang                   39                   Director
Li Wai Kong                    46                   Director

         MR. STEPHEN TANG. Mr. Tang is the founder of FTL HK and a director of Hartcourt. Mr. Tang has served as the President and as a director of FTL since April 28, 2003. He has substantial working experience in financial services in major Asian countries and has been involved in the development and implementation of consumer electronics for over twenty years. From 1985 until 2002, Mr. Tang held the position of Chief Executive Officer of FTL HK. Mr. Tang's contributions include development of new and innovative products and creation of strategic alliances in China, Taiwan, Korea and the United States. Mr. Tang holds a Master's degree in Business Administration from the Asian Institute of Management in Manila.

         MR. RICHARD YAN. Mr. Yan is the Financial Controller of Hartcourt and is responsible for financial and accounting matters for the Company. Mr. Yan has served as FTL's director and Treasurer since April 28, 2003. Prior to joining Hartcourt in September 2002, he served as the Assistant Manager of KPMG Financial Advisory Services in Shanghai for three years, where he worked on due diligence, asset valuation work, financial analysis and business plans for M&A transactions. During the five years he was at KPMG, Mr. Yan was also a Management Consultant and Audit Manager. Mr. Yan is a Certified Public Accountant, and received his Bachelor degree in 1997 from Shanghai Jiaotong University. Mr. Yan is currently working towards a Masters of Business Administration degree from the same university.

         MR. JOHN A. FURUTANI. Mr. Furutani is an attorney licensed to practice in the State of California. Mr. Furutani has served as FTL's director and Secretary since April 28, 2003. Mr. Furutani received a Bachelor's Degree in Political Science and Public Relations from the University of Southern California in 1988. In 1992, Mr. Furutani obtained a Juris Doctorate degree from Loyola Law School in Los Angeles, California. Since 1992, Mr. Furutani has practiced law in California with an emphasis on business litigation. Mr. Furutani serves as outside legal counsel to Hartcourt and the Company.

         MR. SIDNEY TSANG. Mr. Tsang is a consultant of TWC Management Limited, providing various accounting and financial consultation to clients in Hong Kong covering issues such as financial controls, budgeting, taxation and financial reporting systems. Mr. Tsang has twenty years practical experience in accounting and financial controlling. Prior to joining TWC Management Limited, Mr. Tsang worked for the Dickson Group of Companies and the Emperor Group in Hong Kong, where he worked in accounting and financial management. Mr. Tsang is a fellow member of the Chartered Association of Certified Accountants and an Associate Member of the Hong Kong Society of Accountants in Hong Kong. Mr. Tsang has served as a director of the Company since March 1, 2004.

         MR. LI WAI KONG. Mr. Li is the Project Director of Technicon Engineering Limited, a leading engineering firm providing a comprehensive turnkey package in building services engineering in Hong Kong and Mainland China. Technicon Engineering Limited serves both the public and private sectors with services that include electrical service, air-conditioning and refrigeration, fire service and plumbing and draining services. Mr. Li has been with Technicon Engineering Limited for twenty-two years and is responsible for the company's project management and oversight of its administrative functions. Mr. Li holds a master's degree in Engineering Management from the University of Technology in Sydney, Australia. He has served as a director of the Company since March 1, 2004.

FTL HK DIRECTORS AND EXECUTIVE OFFICERS

NAME                        AGE             PRINCIPAL POSITION
----                        ---             ------------------
Alex Pang                   51              Executive Director
Tang Ping Wing              75              Finance Director
Tang Wing Kuen              45              Director

         ALEX PANG. Since January 2002, Mr. Alex Pang has been the executive director in charge of overall management of FTL HK. Before serving as executive director, Mr. Pang was in charge of the marketing for FTL HK. Prior to joining FTL HK, he worked for the multi-national company San Miguel Brewery (HK) Limited in Hong Kong for fifteen years. Mr. Pang holds a bachelor's degree in business management from Hong Kong Baptist University.

         TANG PING WING. Mr. Tang Ping Wing oversees the daily administering and financial functions of FTL HK. He has been with FTL HK in this position since its establishment in 1983. Mr. Tang Ping Wing has more than thirty years of management and administrative experience.

         TANG WING KUEN. Mr. Tang Wing Kuen is a non-executive director of FTL HK. He resides in the U.K. and for the past nineteen years, has served as a medical practitioner. Mr. Tang Wing Kuen is active in neonatal research, academic meetings and conferences for professional development. He is a graduate of the University of Sheffield, UK, and a member of the British Medical Association, the Neonatal Society and the Royal College of Pediatrics and Child Health.

ELECTION AND TERM

         Directors are elected to a one year term at each annual meeting of the Company's shareholders.

AUDIT COMMITTEE

         The Company's audit committee is comprised of Mr. Li and Mr. Tsang. The Company's Board of Directors has determined that both Mr. Li and Mr. Tsang constitute independent directors and that Mr. Tsang qualifies as an "audit committee financial expert" within the meaning of Item 401 of Regulation S-B as promulgated by the Securities and Exchange Commission.

ITEM 6. EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

         None of the Company's employees' or executive officers' total annual salary and bonus exceeds $100,000. Similarly, none of FTL HK's employees' or executive officers' compensation exceeded $100,000 or would have exceeded $100,000 on an annualized basis, for any of the fiscal years ended December 31, 2003, 2002 or 2001, other than as set forth below.

         The following tables sets forth: (1) for the fiscal year ended December 31, 2003, all compensation earned for services rendered to the Company, in all capacitates, by the individuals performing similar and related duties to those performed by a chief executive officer and (2) for each of the years ended December 31, 2003, 2002 and 2001, all compensation earned for services rendered to FTL HK, in all capacities, by the individual performing similar and related duties to those performed by a chief executive officer. None of the Company's or FTL HK's other executive officers earned compensation in excess of $100,000 during the years specified.

                       COMPANY SUMMARY COMPENSATION TABLE
                                                       ANNUAL COMPENSATION
                                                       -------------------
                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                                                             AWARDS
                                                                                           SECURITIES
                                                                          OTHER ANNUAL     UNDERLYING
NAME AND PRINCIPAL POSITION      YEAR       SALARY($)       BONUS($)      COMPENSATION       OPTIONS
---------------------------      ----       ---------       --------      ------------       -------
                                           $6,000 per
                                          month in FTL
Stephen Tang                     2003       shares (1)        $-              $-              $-
President

(1) Comprised of $5,000 in FTL shares per month for services as President and $1,000 in FTL shares per month for services as director. These shares will not be issuable until the Company's common stock is approved for listing on the OTC Bulletin Board. The number of shares will be calculated based on the closing price on the first trading day of the next calendar quarter. Subsequent issuances will be on a quarterly basis.


                        FTL HK SUMMARY COMPENSATION TABLE
                                                             ANNUAL COMPENSATION
                                                             -------------------
                                                                                                 LONG-TERM
                                                                                                COMPENSATION
                                                                                                   AWARDS
                                                                                                 SECURITIES
                                                                             OTHER ANNUAL        UNDERLYING
NAME AND PRINCIPAL POSITION          YEAR        SALARY($)    BONUS($)       COMPENSATION          OPTIONS
---------------------------          ----        ---------    --------       ------------          -------
Alex Pang                            2003         $23,077       $-               $-                 $-
Executive Director                   2002         $49,185        -                -                  -
                                     2001          63,860        -                -                  -

Stephen Tang                         2003               -        -                -                  -
Managing Director                    2002               -        -                -                  -
                                     2001         102,670        -                -                  -


DIRECTOR COMPENSATION

         Directors of FTL HK do not receive any compensation for their services. Directors of the Company receive a monthly compensation for their services in the form of common shares of the Company with a fair market value of $1,000. These shares will not be issuable until the Company's common stock is approved for listing on the OTC Bulletin Board. The number of shares will be calculated based on the closing price on the first trading day of the next calendar quarter. Subsequent issuances will be on a quarterly basis.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following is a summary of transactions to which the Company or its subsidiaries is a party in which the amount involved since January 1, 2002 exceeded $60,000 and in which officers, directors, nominees and/or greater than 5% beneficial owners of the Company's common stock (or any immediate family members of the foregoing) had, or will have, a direct or indirect material interest.

         On July 31, 2002, FTL HK sold its entire shareholding in Topomedia to Bowland for a consideration of $122,478 in partial settlement of a loan from Bowland to FTL HK. Mr. Stephen Tang, a director and executive officer of the Company, and Mr. Tang Ping Wing, a director and executive officer of FTL HK, are a shareholder and director, respectively, of Bowland. In addition, FTL HK agreed to waive the amount of $1,115,963 due from Topomedia International Limited subsequent to the disposal.

         On September 1, 2003, Hartcourt, Bowland, Mr. Stephen Tang, and FTL entered into an agreement for the purchase of shares. Pursuant to the terms of the agreement, FTL purchased from Hartcourt all the issued shares of FTL HK and assumed certain obligations of FTL HK pertaining to Hartcourt, Bowland and Mr. Tang. As a result, the amount due to Hartcourt and its subsidiaries were assumed by FTL, which in turn waived such obligation from FTL HK of $697,566. In exchange for the waiver of amount due ($697,566) to Hartcourt, the Company issued 15,000,000 shares of common stock.


ITEM 8. DESCRIPTION OF SECURITIES

         The following description of the capital stock of the Company and certain provisions of the Company's Articles of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Articles of Incorporation and Bylaws, which are attached as Exhibits.

         The Company has authorized capital of Five Hundred Million shares (500,000,000) shares of common stock with $0.001 par value. As of May 1, 2004, there were 15,100,000 shares of FTL common stock outstanding, all of which are owned by Hartcourt.

COMMON STOCK

         Each share of the Company's common stock entitles the holder thereof to one vote on all matters submitted to a vote by the Company's shareholders, except with respect to voting for election of directors. Generally, unless the Company's Articles of Incorporation or Nevada law requires otherwise, the affirmative vote of the majority of shares then represented and entitled to vote on such matter at a meeting at which a quorum was present when commenced, shall be the act of the shareholders. With respect to the election of directors, however, holders of the Company's common stock are entitled to cumulative voting rights. Cumulative voting permits each holder of Company common stock to cast an aggregate number of votes equal to the number of directorships to be filled multiplied by the number of shares of Company common stock as to which they are entitled to cast votes. The holders may cast all of such votes in favor of any individual nominee or may allocate them among multiple nominees as they choose.

NEVADA ANTI-TAKEOVER LEGISLATION AND ANTI-TAKEOVER DEVICES

         Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes 78.411-78.444, which applies to Nevada corporations that have at least 200 stockholders, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless specific conditions are met. A "combination" includes:

o any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder;
o any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an "interested stockholder," having (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or
         (iii) representing 10% or more of the earning power or net income of the corporation;
o any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation;
o the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder;"

o certain transactions which would have the effect of increasing the proportionate share of outstanding shares of the corporation owned by the "interested stockholder;" or
o the receipt of benefits, except proportionately as a stockholder, of any loans, advances or other financial benefits by an "interested stockholder." An "interested stockholder" is a person who (i) directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

         A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of the shares that caused the interested stockholder to become an interested stockholder was approved by the board of directors before the interested stockholder acquired those shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements the Company's Articles of Incorporation are met and either:

o (i) the board of directors of the corporation approves, prior to the person becoming an "interested stockholder," the combination or the purchase of shares by the "interested stockholder" or (ii) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the "interested stockholder" at a meeting called no earlier than three years after the date the "interested stockholder" became one; or
o the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Sections 78.411 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" will not have become the beneficial owner of additional voting shares of the corporation.

         The above provisions do not apply to corporations that so elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for eighteen months after its passage and would apply only to stock acquisitions occurring after its effective date. The Company's Articles of Incorporation do not exclude the Company from the restrictions imposed by the above provisions.

         Nevada's "Control Share Acquisition Statute," Sections 78.378 through
78.3793 of the Nevada Revised Statutes, prohibits an acquirer, in particular circumstances, from exercising voting rights of shares of a target corporation's stock after crossing specific threshold ownership percentages, except those voting rights that are granted by the target corporation's stockholders.

         The existence of these statutes may make the Company a less attractive merger or acquisition candidate. Except as described above with respect to the statutory provisions of the Nevada anti-takeover laws, the Company has not adopted any anti-takeover devices with respect to its capital stock.

DIVIDENDS

         The Company has never paid a dividend on its common stock and does not anticipate paying any dividends on its common stock in the foreseeable future. It is the current policy of the Company's board of directors to retain any earnings to finance operations and expansion of the Company's business. The payment of future dividends is within the discretion of the board of directors and will depend upon the Company's future earnings, if any, its capital requirements, financial condition and other relevant factors.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDEND'S ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         There is currently no public market for trading the Company's securities. The sole holder of record of the Company's common stock is Hartcourt.

ITEM 2. LEGAL PROCEEDINGS

         From time to time, the Company and FTL HK may be involved in litigation relating to claims arising out of their operations. As of May 1, 2004, neither the Company nor FTL HK is a party to any material legal proceedings.

         The Company's parent corporation, Hartcourt is subject to pending litigation. In Securities and Exchange Commission v. The Hartcourt Companies, Inc., et al., United States District Court for the Central District of California Case No. CV03-3698LGB (PLAx), the Securities and Exchange Commission filed a complaint against Hartcourt for alleged securities violations. The complaint alleges that Hartcourt illegally used an S-8 registration statement in 1999 to improperly raise capital, and that false and misleading press releases were issued by Hartcourt from September 9, 1999 through November 18, 1999. The SEC is seeking disgorgement from Hartcourt of approximately $800,000.00, civil penalties and interest, as well as an injunction against future securities law violations. Court-ordered mediation took place on April 22, 2004. All of the defendants will be requesting that the Judge order another session of mediation and order the SEC to send an individual to mediation with the power to settle the case. A post-mediation status conference is set for June 1, 2004.

         John Furutani, legal counsel to Hartcourt and a director of the Company, is also subject to a separate private investigation by the SEC into trading in the securities of Hartcourt. According to a public statement issued by the SEC, the SEC served an administrative subpoena on Mr. Furutani seeking documents and testimony in connection with its inquiry into, among other things, whether Mr. Furutani sold Hartcourt securities while in possession of material nonpublic information consisting of the SEC's intention to file a complaint against Hartcourt in the above-described civil action. Mr. Furutani withheld the documents requested under the subpoena on the grounds that they are protected by the attorney-client and attorney work-product privileges. In March 2004, the SEC filed an application in district court for an order to enforce the investigative subpoena. Securities and Exchange Commission v. John A. Furutani, Civil Action No. CV 04-1775-GAF (MANx) (C.D. Cal.). The district court found that Mr. Furutani failed to demonstrate that the attorney-client privilege and attorney work-product doctrine protected the documents and testimony sought by the SEC and granted the SEC's application, ordering Mr. Furutani to produce documents on April 26, 2004 and to provide sworn testimony on May 3, 2004. Mr. Furutani subsequently produced documents and his deposition took place on May 3 and May 11, 2004.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company has not had any changes in or disagreements with its accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Clancy and Co., P.L.L.C.'s report on the financial statements of the Company for the years ended December 31, 2003 and 2002, did not contain any adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles, however it was modified to include an explanatory paragraph regarding the Company's ability to continue as a going concern.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         In general, each director and officer of the Company is eligible to be indemnified by the Company against all expenses, including attorneys' fees, judgments, fines, punitive damages and amounts paid in settlement, that were incurred in connection with a proceeding to which such director or officer was a party by reason of the fact that such officer or director was acting on behalf of the Company to the fullest extent permissible under the Nevada Revised Statutes.

         The Company's Bylaws also require the Company to indemnify its officers, directors, employees and agents against all expenses incurred by them in connection with any legal action, including shareholder derivative suits, based on any action or omission alleged to have been committed while acting within the scope of such relationship to the Company to the fullest extent permissible under the Nevada Revised Statutes. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART F/S

         The financial statements of the Company begin on page F-1 of this Form 10-SB.

                                    PART III

ITEMS 1 AND 2.    INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit Number    Description of Document
--------------    -----------------------

    2.1*          Articles of Incorporation of Financial Telecom Limited (USA),
                  Inc.

    2.2*          Amended and Restated Bylaws of Financial Telecom Limited
                  (USA), Inc.

    6.1* Agreement between Hong Kong Futures Exchange Limited and Financial Telecom Limited

    6.2* Market Service Datafeed Agreement between Stock Exchange Information Services Limited and Financial Telecom Limited

* Filed with initial Registration Statement on Form 10-SB (File No. 000-50760) dated May 13, 2004.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           FINANCIAL TELECOM LIMITED (USA), INC.

                                           By: /s/ Stephen Tang
                                               ---------------------------------
                                               Stephen Tang, President

Date: June 22, 2004

                      FINANCIAL TELECOM LIMITED (USA), INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


Independent Auditors' Report.................................................F-2

Consolidated Balance Sheets..................................................F-3

Consolidated Statements of Operations........................................F-4

Consolidated Statements of Changes in Stockholders' Deficiency...............F-5

Consolidated Statements of Cash Flows........................................F-6

Notes to Consolidated Financial Statements................................F-7-14

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Financial Telecom Limited (USA), Inc.

We have audited the accompanying consolidated balance sheets of Financial Telecom Limited (USA), Inc., a Nevada Corporation, and Subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' deficiency, and cash flows for years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the periods indicated in conformity with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a negative working capital and a significant accumulated deficit resulting in a net stockholders' deficiency. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Clancy and Co., P.L.L.C.

Clancy and Co., P.L.L.C.
Phoenix, Arizona

April 5, 2004


                       FINANCIAL TELECOM LIMITED (USA), INC.
                            CONSOLIDATED BALANCE SHEETS
                                    DECEMBER 31

ASSETS
------                                                     2003            2002
                                                        ------------   ------------
Current assets
   Cash and cash equivalents                            $    52,245    $     3,825
   Trade receivables                                         25,885             --
   Prepayments and other current assets                         416          2,266
   Due from related parties (Note 3)                             --         25,187
                                                        ------------   ------------
Total current assets                                         78,546         31,278

Fixed assets, net (Note 4)                                    7,154         15,426
                                                        ------------   ------------

TOTAL ASSETS                                            $    85,700    $    46,704
                                                        ============   ============


LIABILITIES AND STOCKHOLDERS' DEFICIENCY
----------------------------------------
Current liabilities
   Trade payables and accrued liabilities               $   444,112    $   474,785
   Deferred revenue                                          39,304         53,625
   Due to related parties (Note 3)                          776,345      1,255,081
                                                        ------------   ------------
Total current liabilities                                 1,259,761      1,783,491

Minority interest                                          (116,107)       (54,049)

Stockholders' deficiency
   Common stock: $0.001 par value; 500,000,000 shares
     authorized and issued and outstanding shares
     - 2003:15,100,000; 2002:8,484,339                       15,100      1,087,736
   Additional paid-in capital                             1,770,202             --
   Accumulated deficit                                   (2,843,256)    (2,770,474)
                                                        ------------   ------------
Total stockholders' deficiency                           (1,057,954)    (1,682,738)
                                                        ------------   ------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY          $    85,700    $    46,704
                                                        ============   ============




     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                        F-3

                      FINANCIAL TELECOM LIMITED (USA), INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             YEARS ENDED DECEMBER 31

                                                        2003            2002
                                                     ------------   ------------
Service fee income                                   $   373,476    $   488,557

Costs of sales                                           288,424        385,674
                                                     ------------   ------------

Gross profit                                              85,052        102,883

Operating expenses
   General and administrative expenses                   235,238        917,860
                                                     ------------   ------------

Operating loss                                          (150,186)      (814,977)

Other income (expense)
   Other income                                           54,202             --
   Loss on disposal of investment in security                 --       (142,885)
   Provision for doubtful accounts                            --        (50,184)
   Other expenses                                             --        (21,964)
   Interest expense                                      (38,856)       (44,721)
                                                     ------------   ------------
Total other income (expense)                              15,346       (259,754)
                                                     ------------   ------------

Net loss before minority interest and taxes             (134,840)    (1,074,731)

Minority interest                                         62,058         44,443

Provision for income taxes (Note 5)                           --             --
                                                     ------------   ------------

Loss from continuing operations                          (72,782)    (1,030,288)

Discontinued operations
   Loss on disposal of subsidiary                             --       (494,839)
                                                     ------------   ------------
Loss from discontinued operations                             --       (494,839)
                                                     ------------   ------------

Net loss                                             $   (72,782)   $(1,525,127)
                                                     ============   ============

Loss per share
   Continuing operations                             $     (0.02)   $     (0.12)
   Discontinued operations                                    --          (0.06)
                                                     ------------   ------------
                                                     $     (0.02)   $     (0.18)
                                                     ============   ============

Weighted average shares outstanding                    4,670,411      8,484,339
                                                     ============   ============





   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                               FINANCIAL TELECOM LIMITED (USA), INC.
                                   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                                                      YEARS ENDED DECEMBER 31

                                                                          ADDITIONAL
                                            COMMON STOCK   COMMON STOCK     PAID-IN      ACCUMULATED      TREASURY
                                              (SHARES)       (AMOUNT)       CAPITAL        DEFICIT          STOCK         TOTAL
                                            ------------   ------------   ------------   ------------   ------------   ------------
BALANCE, DECEMBER 31, 2001                    8,484,339    $ 1,087,736    $        --    $(1,245,347)   $        --    $  (157,611)

Net loss                                             --             --             --     (1,525,127)            --     (1,525,127)
                                            ------------   ------------   ------------   ------------   ------------   ------------

BALANCE, DECEMBER 31, 2002                    8,484,339      1,087,736             --     (2,770,474)            --     (1,682,738)

Purchase of own shares                       (3,519,349)      (451,198)       451,199                            (1)            --

Recapitalization:
   Acquisition of Financial Telecom
    Limited (USA), Inc. - net book value        100,000            100           (100)            --             --             --
   Retire old shares of Financial Telecom
    Limited                                  (4,964,990)      (636,538)       636,537             --              1             --

Issuance of common stock for forgiveness
     of amounts due                          15,000,000         15,000        682,566             --             --        697,566

Net loss                                             --             --             --        (72,782)                      (72,782)

                                            ------------   ------------   ------------   ------------   ------------   ------------
BALANCE, DECEMBER 31, 2003                   15,100,000    $    15,100    $ 1,770,202    $(2,843,256)   $        --    $(1,057,954)
                                            ============   ============   ============   ============   ============   ============







                             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                                                F-5


                            FINANCIAL TELECOM LIMITED (USA), INC.
                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   YEARS ENDED DECEMBER 31

                                                                    2003            2002
                                                                 ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                         $   (72,782)   $(1,525,127)
   Adjustments to reconcile net loss to net cash flows used in operating activities
      Depreciation                                                     8,272        421,270
      Impairment loss                                                     --          9,557
      Minority interest                                              (62,058)       (44,443)
      Loss on disposal of subsidiary                                      --        494,839
      Loss on disposal of securities                                      --        142,885
   Changes in assets and liabilities
      (Increase) decrease in trade receivables                       (25,885)       174,369
      (Increase) decrease in other current assets                      1,850         24,650
       Increase (decrease) in trade payables                         (30,673)         1,238
       Increase (decrease) in deferred revenue                       (14,321)       (54,231)
                                                                 ------------   ------------
Net cash used in operating activities                               (195,597)      (354,993)

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                                   --         (7,448)
   Proceeds from the disposal of fixed assets                             --         20,084
   Proceeds from disposal of subsidiary                                   --        122,376
   Proceeds on return of investment                                       --         60,097
                                                                 ------------   ------------
Net cash flows provided by investing activities                           --        195,109

CASH FLOWS FROM FINANCING ACTIVITIES
   Payments to reduce bank overdraft                                      --         (1,381)
   Payments on bank loans                                                 --         (6,511)
   Advances from related parties                                     244,017        109,095
                                                                 ------------   ------------
Net cash flows provided by financing activities                      244,017        101,203
                                                                 ------------   ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      48,420        (58,681)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                           3,825         62,506
                                                                 ------------   ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                           $    52,245    $     3,825
                                                                 ============   ============

CASH PAID FOR:
   Interest                                                      $        --    $    44,721
                                                                 ============   ============

   Income taxes                                                  $        --    $        --
                                                                 ============   ============



         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                            F-6

                      FINANCIAL TELECOM LIMITED (USA), INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

NOTE 1 - ORGANIZATION / SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Financial Telecom Limited (USA), Inc. (the "Company" or "FTL") was incorporated on April 28, 2003, under the laws of the State of Nevada, with an authorized capital of 500,000,000 shares of $0.001 par value common stock. Upon incorporation, 100% of the outstanding shares (100,000 shares) were held by The Hartcourt Companies, Inc. ("Hartcourt"), a public company incorporated and listed on the Over-The-Counter Bulletin Board ("OTCBB") in the United States of America.

Pursuant to an agreement dated September 1, 2003, between Hartcourt, Bowland International Limited ("Bowland"), Mr. Tang Wing On ("Tang") and FTL, FTL purchased from Hartcourt all the issued shares of Financial Telecom Limited ("FTL HK"), a private Hong Kong company organized in 1983, and assumed certain obligations of FTL HK pertaining to Hartcourt, Bowland and Tang. As a result, the amount due to Hartcourt and its subsidiaries were assumed by FTL, which in turn waived such obligation from FTL HK for the issuance of 15,000,000 shares of FTL common stock. As a result, Hartcourt became the sole shareholder of FTL. Tang and Bowland were granted one-year options to purchase FTL common stock. (See Note 3)

On September 10, 2003, FTL purchased from Hartcourt all of the outstanding shares of common stock of FTL HK and became a wholly-owned subsidiary of FTL. The transaction was accounted for as a reverse acquisition because the shareholders of the Company being acquired retained actual control of the resulting combined company. FTL HK is the continuing reporting entity for accounting purposes and FTL was the acquirer for legal purposes. The equity section reflects the recapitalization of the merger: retirement of old shares and issuance of new shares for the net equity of FTL. The Financial statements and financial information presented for both periods represent the financial data of FTL HK's operations. The effects of intercompany transactions and accounts have been eliminated in consolidation.

As a result of Hartcourt's spinoff of its subsidiary, FTL HK, the holders of record of Hartcourt's common stock at the close of business on October 17, 2003 ("record date"), will receive a distribution of .09232471 shares of the $0.001 par value common stock of FTL for each share of Hartcourt common stock outstanding as of the close of business on the record date. The distribution is expected to be effected during the second quarter of 2004, subject to approval for listing of FTL stock on the OTCBB exchange in the United States of America, and the shares will be freely transferable, except for shares received by persons deemed to be "affiliates" of the Company under the Securities Act of 1933, as amended, (the "Securities Act"). Individuals or entities that control, are controlled by or are under common control with the Company, including directors and principal executive officers and principal shareholders of FTL, will generally be considered as affiliates. Affiliates will be permitted to sell their shares of common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. As a result of the distribution, 100% of the outstanding shares of FTL will be distributed to Hartcourt shareholders on a pro rata basis. (See Note 7)

The Company, through its subsidiary, is principally engaged in the provision of telecommunication and financial quotation services and is headquartered in Hong Kong. The Company is subject to a number of business risks affecting companies at a similar stage of development, including competition from companies with greater resources and alternative technologies, the ability to obtain financing to fund future operations, dependence on new product introductions in a rapidly changing technological environment, dependence on a limited number of customers, dependence on key employees and the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD - The Company uses the accrual method of accounting for financial statement and tax return purposes.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiaries. The results of subsidiaries acquired or disposed of during the periods presented are consolidated from or to their effective dates of acquisition or disposal. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS - For certain of the Company's financial instruments, including cash and cash equivalents, trade receivables and payables, prepaid expenses and other current assets, amounts due to / from related parties, and trade payables and other accruals, the carrying amounts approximate fair values due to their short maturities.

RELATED PARTY TRANSACTIONS - A related party is generally defined as (i) any person that holds 10% or more of the Company's securities and their immediate families, (ii) the Company's management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

CASH AND CASH EQUIVALENTS - The Company considers all short-term, highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK DUE TO GEOGRAPHIC SALES AND SERVICES - The Company's main operating unit derives revenues principally from quotation services in the Hong Kong market.

FIXED ASSETS - Fixed assets, stated at cost, are depreciated over the estimated useful lives of the assets using the straight-line method over periods ranging from three to ten years. Significant improvements and betterments are capitalized. Routine repairs and maintenance are expensed when incurred. Gains and losses on disposal of fixed assets are recognized in the statement of operations based on the net disposal proceeds less the carrying amount of the assets. Long-lived assets - Long-lived assets, such as fixed assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment loss is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

REVENUE RECOGNITION - Revenues are recognized when (i) the services are performed, (ii) collectibility is probable and (iii) such revenues are contractually nonrefundable.

Allowance for doubtful accounts - The Company presents accounts receivable, net of allowances for doubtful accounts and returns, to ensure accounts receivable are not overstated due to uncollectibility. The allowances are calculated based on detailed review of certain individual customer accounts, historical rates and an estimation of the overall economic conditions affecting the Company's customer base. The Company reviews a customer's credit history before extending credit. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

ADVERTISING COSTS - Advertising costs are expensed as incurred and amounted to $813 for 2003 (2002: $1,315).

INCOME TAXES - The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS" No. 109), "Accounting for Income Taxes," whereby deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred income tax assets to the amount expected to be realized.

COMPREHENSIVE INCOME - The Company includes items of other comprehensive income by their nature in a financial statement and displays the accumulated balance of other comprehensive income separately in the equity section of the balance sheet. The Company discloses total comprehensive income (loss), its components and accumulated balances on its statement of stockholders' equity.

FOREIGN CURRENCY TRANSLATION - The reporting currency used in the preparation of these consolidated financial statements is U.S. dollars. Local currencies are the functional currencies for the Companies subsidiaries. For the purpose of consolidation, assets and liabilities of subsidiaries with functional currencies other than U.S. dollars are translated into U.S. dollars at the applicable rates of exchange in effect at the balance sheet date and income and expense items are translated into U.S. dollars at the average applicable rates during the year. Translation gains and losses resulting from fluctuations in exchange rates are recorded as a separate component of other comprehensive income within stockholders' equity as cumulative translation adjustments. Gains and losses resulting from foreign currency transactions are included in results of operations.

EARNINGS PER SHARE - Basic earnings per share ("EPS") are calculated using net earnings (loss) (numerator) divided by the weighted-average number of shares outstanding (denominator) during the reporting period. Diluted earnings or loss per share is based on the weighted average number of common shares outstanding divided by dilutive common stock equivalents. Basic earnings/loss per share excludes the dilutive effect of shares under option because to do so would be antidilutive. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value. All per share amounts in these financial statements are basic earnings or loss per share.

RECENT ACCOUNTING PRONOUNCEMENTS - The Financial Accounting Standards Board issued the following new accounting pronouncements during 2003:

Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. FIN 46 does not have any impact on the financial position or results of operations of the Company.

In April 2003, the FASB issued SFAS No. 149, "Accounting for Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is generally effective for contracts entered into or modified after June 30, 2003, and all provisions should be applied prospectively. This statement does not affect the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. This statement does not affect the Company.


NOTE 2 - GOING CONCERN
----------------------

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has a negative working capital and a significant accumulated deficit resulting in a net stockholders' deficiency. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

To meet these objectives, certain directors have agreed to provide adequate funds for the Company to meet its obligations as they become due. The Company may also seek additional equity and raise funds through private or public equity investment in order to support existing operations and expand the range and scope of its business. There is no assurance that such additional funds will be available for the Company on acceptable terms, if at all. Should the Company be unable to continue as a going concern, it may have to cease its operations.

Management believes that actions presently taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern. The Company's ability to achieve these objectives cannot be determined at this time.


NOTE 3 - STOCKHOLDERS' EQUITY
-----------------------------

TREASURY STOCK. Pursuant to a special resolution passed at an extraordinary general meeting of the Company held on July 9, 2003, the following events took place: (i) the Company entered into an agreement with Bowland, the then shareholder of the Company, to purchase 3,427,349 shares of its $0.1282 par value common stock for nominal consideration of $0.1282; and (ii) the Company entered into an agreement with Tang, the then shareholder of the Company, to purchase 92,000 shares of its $0.1282 par value common stock for nominal consideration of $0.1282.

COMMON STOCK. Bowland and Tang have one-year options, expiring on September 1, 2004, to either (i) purchase a proportionate number of new shares of FTL common stock or (ii) the option of converting amounts owed to them in lieu of purchasing a proportionate number of new shares. At December 31, 2003, amounts due to Bowland and Tang are $645,405 and $20,513, respectively, (see Note 4), and each has a one-year option to convert a proportionate amount of its amounts due from FTL HK to 40.40% and 1.08%, respectively, of the issued and outstanding shares of FTL.

In exchange for the waiver of amounts due ($697,566) to Hartcourt, the Company issued 15,000,000 shares of common stock.


NOTE 4 - RELATED PARTY TRANSACTIONS
-----------------------------------

AMOUNTS DUE FROM / TO RELATED PARTIES ARE UNSECURED, INTEREST-FREE, HAVE NO FIXED TERMS OF REPAYMENT, AND CONSISTED OF THE FOLLOWING:

                                                        2003             2002
                                                     ------------   ------------
AMOUNTS DUE FROM RELATED PARTIES:
   Due from fellow subsidiaries             [1]      $        --    $     25,187
                                                     ===========    ============

AMOUNTS DUE TO RELATED PARTIES:
   Due to related companies                 [2]      $     80,619   $      5,725
   Due to a minority shareholder            [2]            23,077         23,077
   Due to directors                         [2]             6,731          2,744
   Due to former shareholders               [3]           665,918        538,149
   Due to ultimate holding company          [1]                --        608,604
   Due to fellow subsidiaries               [1]                --         76,782
                                                     ------------   ------------
                                                     $    776,345   $  1,255,081
                                                     ============   ============

[1] The amounts were unsecured, interest-free and wholly written off during the year in accordance with an agreement with the ultimate holding company.

[2] The amounts were unsecured, interest-free and have no fixed terms of repayment.

[3] The loans are unsecured and have no fixed terms of repayment. Interest is charged on the outstanding balances at prime plus 3% per annum for the interest-bearing portion.


THE FOLLOWING IS A SUMMARY OF SIGNIFICANT RELATED PARTY PURCHASE TRANSACTIONS, WHICH WERE CARRIED OUT IN THE NORMAL COURSE OF THE COMPANY'S BUSINESS:

                                                                                   2003            2002
                                                                                ------------   ------------
BOWLAND INTERNATIONAL LIMITED
  Loan interest expense                                                    [1]  $     38,856   $     44,721
  Proceeds on disposal of subsidiary                                                      --        122,478
  Rental charge for leased office space                                               24,615         25,330
  Management fee                                                                      43,785         43,785

HARTCOURT CAPITAL ASIA LIMITED
(formerly known as Fintel International Limited)                           [2]
  Rental charge of leased office space                                                    --          1,456
  Waiver of amount due from Hartcourt Capital Asia Limited                                --          3,261

TOPOMEDIA INTERNATIONAL LIMITED                                            [3]
  Rental charge for leased office space                                               14,462          9,680
  Waiver of amount due from Topomedia International Limited                               --      1,115,963

HARTCOURT CAPITAL, INC.                                                    [4]
  Disposal of fixed assets at net book value                                              --         20,084

THE HARTCOURT COMPANIES, INC.                                              [5]
  Waiver of amount due to The Hartcourt Companies, Inc.                              697,566             --

[1] Bowland International Limited is a former shareholder of the Company. Loan interest was charged at prime rate plus 3% per annum.

[2] Fintel International Limited is a related company with common directors.

[3] Topomedia International Limited is a former subsidiary of the Group, which had been disposed of to Bowland International Limited during the year ended December 31, 2002.

[4] Harcourt Capital, Inc. is a fellow subsidiary.

[5] On September 1, 2003, Hartcourt, Bowland, Tang, and FTL entered into an agreement for the purchase of shares. Pursuant to the terms of the agreement, FTL purchased from Hartcourt all the issued shares of FTL HK and assumed certain obligations of FTL HK pertaining to Hartcourt, Bowland and Tang. As a result, the amount due to Hartcourt and its subsidiaries were assumed by FTL, which in turn waived such obligation from FTL HK.

NOTE 5 - FIXED ASSETS
---------------------

Fixed assets consist of the following:

                                                         2003           2002
                                                     ------------   ------------
Office equipment                                     $    352,395   $    352,395
Leasehold improvements                                     14,628         14,628
Furniture and equipment                                   111,837        111,837
Computer and transmission equipment                     1,742,028      1,742,028
                                                     ------------   ------------
Total                                                   2,220,888      2,220,888
Less accumulated depreciation                           2,213,734      2,205,464
                                                     ------------   ------------
Net book value                                       $      7,154   $     15,426
                                                     ============   ============


Depreciation expense charged to operations for 2003 was $8,272 (2002: $421,270).


NOTE 6 - INCOME TAXES
---------------------

No provision for U.S. federal income tax has been provided for in the financial statements as the parent company had no operations. No provision for Hong Kong profits tax has been provided for in the financial statements as the Company's subsidiary operations had no assessable profits for the year. Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimable assessable profit for the year.

There is no current or deferred tax expense for the years ended December 31, 2003 and 2002, due to the Company's loss position. The Company has fully reserved for any benefits of these losses because the Company believes sufficient uncertainty exists regarding the realizability of the net operating loss carryforwards and other timing differences for the periods presented.

The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets on the accompanying consolidated balance sheets is a result of the following:

THE NET DEFERRED INCOME TAX ASSET CONSISTED OF THE FOLLOWING:

                                                         2003           2002
                                                     ------------   ------------
Deferred tax assets
   Net operating loss carryforwards                  $   740,378    $   660,421
   Deductible temporary differences                        4,590          7,630
                                                     ------------   ------------
                                                         744,968        668,051
Less valuation allowance                                (744,968)      (668,051)
Deferred tax liability                                        --             --
                                                     ------------   ------------
                                                     $        --    $        --
                                                     ============   ============


The net increase in the valuation allowance for 2003 was approximately $77,000 (2002: $16,000). The Company net operating loss carryforwards have no expiration date. All of the deferred tax assets were generated by the Company's foreign wholly-owned subsidiary. The Company does not file a U.S. consolidated tax return because its subsidiary is a foreign corporation.

NOTE 7 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

OPERATING LEASES - The Company is committed under various noncancelable operating leases which expire through February 2006. Rent expense charged to operations for 2003 was $40,423 (2002: $47,846). Future minimum rental commitments under noncancelable leases through February 2006 are as follows:
2004: $28,244; 2005: $21,231; and 2006: $1,769.

DISTRIBUTION PAYABLE - See Note 1 to the financial statements re the Company's plan to effect a distribution of its common stock.


NOTE 8 - LOSS ON DISPOSAL OF SUBSIDIARY
---------------------------------------

During the year ended December 31, 2002, FTL HK disposed of a subsidiary, Topomedia International Limited, to Bowland International Limited, for a consideration of $122,478 and a recorded a gain on disposal of $621,124. In addition, FTL HK agreed to waive the amount of $1,115,963 due from Topomedia International Limited subsequent to the disposal.

Net loss on disposal of the subsidiary was calculated as follows:

Total assets                                         $    773,576
Total liabilities                                        (156,361)
Total stockholders' deficiency                           (122,376)
                                                     -------------
                                                     $    494,839
                                                     =============